Exhibit 99.1

Encana generates first quarter cash flow of US$1.2 billion,
or $1.57 per share
Encana continues focus on capital discipline, operational efficiencies and per share growth
Calgary, Alberta (April 21, 2010) - Encana Corporation (TSX, NYSE: ECA) delivered strong financial and operating results in the first quarter of 2010, despite a weakening in North American natural gas prices. Cash flow was $1.2 billion, or $1.57 per share and operating earnings were $418 million, or $0.56 per share. Encana’s favourable commodity price hedges contributed $125 million in realized after-tax gains, or $0.17 per share, to cash flow. First quarter total production was approximately 3.3 billion cubic feet equivalent per day (Bcfe/d).
“Encana’s solid first quarter financial and operating performance reflects the strength of our vast North American inventory of low-cost resource plays. With production averaging about 3.3 Bcfe/d in the first quarter, we are on track to meet our 2010 guidance, and in line with our long-term goal of doubling production per share in five years. Our focus remains firmly on being among the lowest-cost producers in industry, continually pursuing capital discipline and managing risks with commodity price hedges and increasing operational efficiencies as we strive to maximize margins for all our natural gas production,” said Randy Eresman, President & Chief Executive Officer.
Best long-term investment opportunity is accelerated pace of development
At the company’s March 16, 2010 Investor Day, Encana published the results of a comprehensive and independent assessment of its natural gas resources. Covering 12.7 million net acres, the company’s North American natural gas portfolio holds an estimated 12.8 trillion cubic feet equivalent (Tcfe) of proved reserves plus another 16 Tcfe of low estimate economic contingent resources, using forecast prices. Given this immense inventory of natural gas resources, the company believes that the best value creation opportunity for shareholders is to accelerate development with a long-term goal to double production per share over the next five years.
Focus on value creation remains paramount
“Our strategy is focused on high-growth, low-cost, margin maximization, while continuing our tradition of maintaining the company’s financial strength, applying strict discipline to all capital investment and continually capturing operational efficiencies as we grow production on a per share basis. By accelerating our development pace, we are advancing value recognition of our huge natural gas resource inventory. At the same time, we are ever mindful that during periods when low prices occur, we may need to act to preserve the value of our assets, which could include production curtailments not unlike those we employed for a period in 2009,” Eresman said.
“We believe the current natural gas price environment is unsustainably low given what it costs to balance a normal market. Therefore, we plan to invest based on what we believe to be a more sustainable long-term price. Over the long term, we are confident that we can profitably grow production as we work to capture market share from higher-cost producers,” Eresman said.
Gas factories to optimize development efficiencies
“With the enormous natural gas resource inventory we have built over the past several years, we are now in the early stages of bringing together years of technical breakthroughs, advanced manufacturing practices and operational expertise through the gas factory development approach on our key resource plays. Still early in their development, gas factories accelerate development, optimize efficiencies and lower environmental impact by enabling the drilling of scores of horizontal wells, each containing multiple hydraulic fractures from a single pad location. As a leader in this low-cost manufacturing approach to natural gas development, Encana is extremely well positioned to produce increasing quantities of low-cost natural gas, enhancing the value of every Encana share,” Eresman said.

Encana Corporation	1

Share purchases maintain per share growth
Encana plans to achieve per share growth through double-digit organic production increases and by using proceeds from divestitures of producing assets to purchase shares to offset decreased per share production as a result of the sale of those assets. In the first quarter of 2010, Encana purchased for cancellation approximately 9.9 million common shares at an average share price of $32.36 under the company’s Normal Course Issuer Bid for a total cost of approximately $320 million. At March 31, 2010, Encana had approximately 741.7 million shares outstanding. In 2010, Encana expects to divest of approximately $500 million of non-core assets and make approximately the same amount of share purchases.
IMPORTANT NOTE: Pro forma results defined
On November 30, 2009, Encana completed a major corporate reorganization — a split transaction that resulted in the company’s transition into a pure-play natural gas company and the spin off of its Integrated Oil and Canadian Plains assets into Cenovus Energy Inc., an independent, publicly-traded energy company. To provide more useful comparative information, financial and operating results in this news release highlight Encana’s 2009 and 2008 results on a pro forma basis, which reflect the company as if the split transaction had been completed prior to those periods. In this pro forma comparative presentation, the results associated with the assets and operations transferred to Cenovus are eliminated from Encana’s consolidated results, and adjustments specific to the split transaction are reflected. Encana’s actual financial results for the comparative 2009 period are included in Encana’s Interim Consolidated Financial Statements. Additional financial information that reconciles the 2009 consolidated and pro forma financial information is included in this news release at the end of the financial statements.
Per share amounts for cash flow and earnings are on a diluted basis. Encana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
First Quarter 2010 Highlights
Financial
•	Cash flow of $1.2 billion, or $1.57 per share
•	Operating earnings of $418 million, or $0.56 per share
•	Net earnings of $1.5 billion, or $1.97 per share, primarily due to after-tax unrealized mark-to-market hedging gains of $912 million
•	Capital investment, excluding acquisitions and divestitures, of $1.0 billion
•	Free cash flow of $153 million (Free cash flow is defined in Note 1 on page 6)
•	Realized natural gas prices of $6.14 per thousand cubic feet (Mcf) and realized liquids prices of $67.07 per barrel (bbl). These prices include realized financial hedges
•	At the end of the quarter, debt to capitalization was 30 percent and debt to adjusted EBITDA was 1.6 times
•	Paid dividend of 20 cents per share
Operating
•	Total production was 3.3 Bcfe/d
•	Natural gas production was 3.1 Bcf/d
•	Natural gas liquids (NGLs) and oil production of about 24,000 barrels per day (bbls/d)
•	Operating and administrative costs of $1.02 per thousand cubic feet equivalent (Mcfe)
Strategic developments
•	Announced goal to double production per share in the next five years
•	Disclosed independent evaluation of company’s probable and possible reserves and economic contingent resources to support new strategy
•
Entered into farm-out agreement with Kogas Canada Ltd. (KOGAS), which will invest up to C$565 million over three years towards earning a 50 percent interest in about 154,000 acres of land in the Horn River shale play and Montney formation in the Greater Sierra and Cutbank Ridge key resource plays

•	Divested non-core natural gas and oil assets in North America for approximately $146 million.

Encana Corporation	2

Financial Summary

(for the period ended March 31)	Q1	Q1[1]
($ millions, except per share amounts)	2010	2009
Cash flow [2]	1,173	1,387
Per share diluted	1.57	1.85
Net earnings	1,477	477
Per share diluted	1.97	0.63
Operating earnings [2]	418	544
Per share diluted	0.56	0.72
Earnings Reconciliation Summary

Net earnings	1,477	477
Add back (losses) & deduct gains
Unrealized mark-to-market hedging gain, after-tax	912	38
Non-operating foreign exchange gain (loss), after-tax	147	(105)

Operating earnings[2]	418	544
Per share diluted	0.56	0.72

1	Q1 2009 represents pro forma results.

2	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 6.
Production & Drilling Summary

(for the period ended March 31)	Q1	Q1[1]
(After royalties)	2010	2009
Natural gas (MMcf/d)	3,123	3,027
Natural gas production per 1,000 shares (Mcf/d)	4.17	4.03
NGLs and Oil (Mbbls/d)	24	29
NGLs and Oil production per 1,000 shares (Mcfe/d)	0.19	0.24
Total production (MMcfe/d)	3,265	3,203
Total production per 1,000 shares (Mcfe/d)	4.36	4.27
Total net wells drilled	448	483

1	Q1 2009 represents pro forma volumes.
Natural gas production growth led by strong performance in USA Division
Total production in the first quarter was 3.3 Bcfe/d, up from 3.2 Bcfe/d in the first quarter of 2009, on a pro forma basis, and up about 9 percent from total average production in 2009 of 3.0 Bcfe/d, on a pro forma basis. Natural gas production was 3.1 Bcf/d compared to 3.0 Bcf/d in the first quarter of 2009, on a pro forma basis, largely as a result of strong performance from the company’s USA Division where natural gas volumes were up 11 percent quarter-over-quarter to 1.9 Bcf/d. This was primarily the result of drilling and operational successes in Piceance, East Texas and the Haynesville shale play and includes restarting natural gas production from wells that were shut in or curtailed in 2009 due to lower natural gas prices. In the Canadian Division, natural gas production decreased 8 percent to 1.2 Bcf/d compared to the first quarter of 2009, with divestitures and shut-ins for maintenance upgrades partially offset by a successful drilling program at Bighorn and lower royalty rates in Alberta.
In the Canadian Division $543 million of capital investment in the first quarter was focused mainly on developing the Horn River shale play and Montney formation in the Greater Sierra and Cutbank Ridge key resource plays, as well as Deep Panuke. USA Division capital investment of $472 million in the first quarter was focused on the Jonah and East Texas key resource plays, as well as continuing the company’s land retention strategy in the emerging Haynesville shale play. First quarter production volumes in the Haynesville averaged 194 million cubic feet equivalent per day (MMcfe/d) net, up from about 25 MMcfe/d net in the first quarter of 2009. Natural gas production in the Haynesville area is expected to increase to an average 325 MMcfe/d annualized in 2010.

Encana Corporation	3

Production from key North American resource plays

	Average Daily Production (MMcfe/d)
	2010	2009					2008
		Full					Full
Key Resource Play	Q1	Year	Q4	Q3	Q2	Q1	Year
USA Division
Jonah	595	601	596	549	607	656	635
Piceance	482	373	389	341	365	397	400
East Texas	437	324	281	306	304	409	335
Fort Worth	142	139	126	137	141	152	145
Canadian Division
Greater Sierra	218	204	182	194	222	221	226
Cutbank Ridge	319	314	257	326	344	326	300
Bighorn	197	175	158	171	202	172	189
CBM	315	316	306	318	330	309	304

Total key resource plays	2,705	2,446	2,295	2,342	2,515	2,642	2,534
Other production[1,2]	560	557	536	541	585	561	598

Total production[1]	3,265	3,003	2,831	2,883	3,100	3,203	3,132

1	2009 and 2008 represent pro forma results, restated on a MMcfe/d basis.

2	Other — includes natural gas and liquids production outside of key resource plays.
Drilling activity in key North American resource plays

	Net Wells Drilled
	2010	2009					2008
		Full					Full
Key Resource Play	Q1	Year	Q4	Q3	Q2	Q1	Year
USA Division
Jonah	28	108	23	20	30	35	175
Piceance	33	129	16	25	35	53	328
East Texas	3	38	8	4	11	15	78
Fort Worth	7	26	3	1	6	16	83
Canadian Division
Greater Sierra	16	57	15	17	10	15	106
Cutbank Ridge	15	71	15	18	18	20	82
Bighorn	15	69	17	17	14	21	64
CBM	295	490	174	37	1	278	698

Total key resource plays	412	988	271	139	125	453	1,614
Other wells[1,2]	36	101	23	22	26	30	201

Total wells drilled[1]	448	1,089	294	161	151	483	1,815

1	2009 and 2008 represent pro forma results.

2	Other — includes wells outside of key resource plays.

Encana Corporation	4

First quarter Natural Gas and Oil prices

	Q1	Q1[1]
	2010	2009
Natural gas
NYMEX ($/MMBtu)	5.30	4.89
Encana realized gas price[2] ($/Mcf)	6.14	7.22

NGLs and Oil ($/bbl)
WTI	78.88	43.31
Encana realized liquids price[2]	67.07	32.85

1	Q1 2009 Encana realized prices represent pro forma results.

2	Realized prices include the impact of financial hedging.
Majority of net earnings year-over-year increase related to unrealized mark-to-market accounting gains
Operating earnings include the realized hedging gains and losses which reflect the actual value of the hedging contracts when settled, but exclude unrealized mark-to-market accounting gains and losses. Management believes operating earnings are a better measure of performance because they remove the variability associated with the unrealized mark-to-market accruals. Net earnings include both realized hedging gains/losses and unrealized mark-to-market accounting gains/losses. Net earnings in the first quarter were affected by the combined impact of realized and unrealized hedging gains/losses, resulting in an after-tax gain of $1.0 billion, compared to a $579 million after-tax gain in the first quarter of 2009, on a pro forma basis.
Risk management positions at March 31, 2010 are presented in Note 14 to the unaudited Interim Consolidated Financial Statements. In the first quarter, Encana’s commodity price risk management measures resulted in realized gains of approximately $125 million after tax.
About 60 percent of 2010 natural gas production hedged
Encana has hedged approximately 2 Bcf/d of expected 2010 natural gas production at an average NYMEX price of $6.01 per Mcf as of March 31, 2010. In addition, Encana has hedged approximately 935 million cubic feet per day (MMcf/d) of expected 2011 natural gas production at an average price of about $6.52 per Mcf and approximately 1.0 Bcf/d of expected 2012 natural gas production at an average price of $6.46 per Mcf. This price hedging strategy helps increase certainty in cash flow to assist Encana to meet its anticipated capital requirements and projected dividends. Encana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year.
Corporate developments
Quarterly dividend of 20 cents per share declared
Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on June 30, 2010 to common shareholders of record as of June 15, 2010. Based on the April 20, 2010 closing share price on the New York Stock Exchange of $31.75, this represents an annualized yield of about 2.5 percent.
Encana corporate guidance
Encana’s corporate guidance is unchanged from the most recent update published March 16, 2010.

Encana Corporation	5

Encana signs farm-out agreements to develop British Columbia natural gas assets
On February 26, 2010 Encana entered into farm-out agreements with KOGAS, which will invest about C$564 million over three years to earn a 50 percent interest in about 154,000 acres of land in the Horn River shale play and Montney formation in the Greater Sierra and Cutbank Ridge key resource plays. The arrangement is defined by two distinct farm-out agreements for each block of land in northeast B.C. The exploration investment is planned for three, one-year phases on each of the contiguous blocks, with investment commitments from KOGAS of approximately C$144 million in year one, C$196 million in year two and C$224 million in year three. Prior to the start of the second and third phases, under each farm-out agreement, KOGAS has the option to terminate the agreement which would result in KOGAS forfeiting its right to earn any interest in those lands.
Normal Course Issuer Bid
In the first quarter of 2010, Encana purchased for cancellation approximately 9.9 million common shares at an average share price of $32.36 under the company’s Normal Course Issuer Bid for a total cost of approximately $320 million.
Financial strength
Encana has a strong balance sheet, with 100 percent of its outstanding debt composed of long-term, fixed-rate debt with an average remaining term of 13 years. The company has upcoming debt maturities of $200 million in 2010 and $500 million in 2011. At March 31, 2010, Encana had $5.0 billion in unused committed credit facilities. With Encana’s bank facilities undrawn and $2.0 billion of cash and cash equivalents on the balance sheet at the end of the quarter, the company’s liquidity position is extremely strong. Encana is focused on maintaining investment grade credit ratings, capital discipline and financial flexibility. Encana targets a debt to capitalization ratio of less than 40 percent and a debt to adjusted EBITDA ratio of less than 2.0 times. At March 31, 2010, the company’s debt to capitalization ratio was 30 percent and debt to adjusted EBITDA was 1.6 times, on a trailing 12-month basis, using 2009 pro forma results.
In the first quarter of 2010, Encana invested $1.0 billion in capital, excluding acquisitions and divestitures, with a focus on continued development of the company’s key resource plays. Encana invested about $28 million in acquisitions in the first quarter and divested about $146 million of non-core properties.
CONFERENCE CALL TODAY
10 a.m. Mountain Time (12 p.m. Eastern Time)
Encana will host a conference call today Wednesday, April 21, 2010 starting at 10:00 a.m. MT (12:00 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on April 21 until midnight April 28, 2010 by dialling (800) 642-1687 or (416) 849-0833 and entering passcode 59167294 followed by the pound (#) sign.
A live audio webcast of the conference call will also be available via Encana’s website, www.encana.com, under Investors/Presentations & events. The webcast will be archived for approximately 90 days.
NOTE 1: Non-GAAP measures
This news release contains references to non-GAAP measures as follows:
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, which are defined on the Consolidated Statement of Cash Flows, in this news release and Encana’s interim consolidated financial statements.

•
Free cash flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

Encana Corporation	6

•
Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•
Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios which management uses to steward the company’s overall debt position as measures of the company’s overall financial strength.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins from northeast British Columbia to east Texas and Louisiana. A pure-play natural gas company, Encana applies advanced technology and operational innovation to reduce costs and maximize margins. The company believes North American natural gas is an abundant, affordable and reliable energy supply that can play a significantly expanded role in serving the continent’s growing energy needs while enhancing environmental performance and generating economic growth. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — Encana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Encana by Canadian securities regulatory authorities which permits it to provide certain of such disclosure in accordance with the relevant legal requirements of the U.S. Securities and Exchange Commission (SEC). Some of the information provided by Encana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Encana’s Annual Information Form.
The estimates of proved reserves and economic contingent resources contained in this news release are as of December 31, 2009, using forecast prices. The estimate of proved reserves was prepared in accordance with SEC requirements, using forecast prices. The estimate of economic contingent resources was prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook. Contingent resources are defined as those quantities of petroleum estimated, on a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Economic contingent resources are those contingent resources that are currently economically recoverable. In examining economic viability, the same fiscal conditions were applied as in the estimation of reserves. There is no certainty that it will be economically viable or technically feasible to produce any portion of the volumes currently classified as economic contingent resources. Further information on the company’s estimates of its economic contingent resources is contained in its news release dated March 16, 2010.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

Encana Corporation	7

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, debt to capitalization ratio, debt to adjusted EBITDA ratio, sustainable growth and returns, free cash flow, cash flow, cash flow per share, operating earnings and increases in net asset value); projections contained in the company’s guidance forecasts and the anticipated ability to meet the company’s guidance forecasts; projection to double production per share over the next five years; anticipated life of proved reserves; anticipated growth and success of resource plays and the expected characteristics of resource plays; anticipated production and drilling in the Haynesville area; 2010 budget for Encana (including cash flow, cash flow per share, free cash flow, capital investment, divestitures and total production); allocation of capital for Encana in 2010, including among various projects; expectation to capture market share from higher cost producers; potential dividends; anticipated success of Encana’s price risk management strategy; anticipated hedging gains; anticipated drilling; projected share buybacks; projected future financial metrics, including maintaining investment grade credit ratings; expected percentage increase in production in 2010; expectation to add to current hedging positions; and estimate that the long-term price of natural gas will be higher to support investment plans. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance, as well as assumptions based upon 2010 Encana guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Forward-looking statements with respect to anticipated production, reserves and production growth, including over the next five years, are based upon numerous facts and assumptions which are discussed in further detail in this news release, including a projected capital program averaging approximately $6 billion per year from 2011 to 2014, achieving an average rate of approximately 2,500 net wells per year from 2011 to 2014, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Encana Corporation	8

Forward-looking information respecting anticipated 2010 cash flow for Encana is based upon achieving average production of oil and gas for 2010 of approximately 3.3 Bcfe/d, commodity prices for natural gas of NYMEX $5.75/Mcf, crude oil (WTI) $75 for commodity prices and an estimated U.S./Canadian dollar foreign exchange rate of $0.94 and an average number of outstanding shares for Encana of approximately 750 million.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:
FOR FURTHER INFORMATION:

Encana Corporate Communications
Investor contacts:	Media contacts:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose	Carol Howes
Manager, Investor Relations	Advisor, Media Relations
(403) 645-6977	(403) 645-4799

Encana Corporation	9

First quarter report
for the period ended March 31, 2010
Consolidated Statement of Earnings (unaudited)

		Three Months Ended
		March 31,
($ millions, except per share amounts)		2010	2009

Revenues, Net of Royalties	(Note 3)	$3,545	$3,682

Expenses	(Note 3)
Production and mineral taxes		69	61
Transportation and selling		211	293
Operating		260	435
Purchased product		211	460
Depreciation, depletion and amortization		800	932
Administrative		82	79
Interest, net	(Note 6)	130	58
Accretion of asset retirement obligation	(Note 10)	12	17
Foreign exchange (gain) loss, net	(Note 7)	(144)	58
(Gain) loss on divestitures		(1)	(1)

		1,630	2,392

Net Earnings Before Income Tax		1,915	1,290
Income tax expense	(Note 8)	438	299

Net Earnings From Continuing Operations		1,477	991
Net Earnings (Loss) From Discontinued Operations	(Note 4)	—	(29)

Net Earnings		$1,477	$962

Net Earnings From Continuing Operations per Common Share	(Note 12)
Basic		$1.97	$1.32
Diluted		$1.97	$1.32

Net Earnings per Common Share	(Note 12)
Basic		$1.97	$1.28
Diluted		$1.97	$1.28
Consolidated Statement of Comprehensive Income (unaudited)

	Three Months Ended
	March 31,
($ millions)	2010	2009

Net Earnings	$1,477	$962
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	159	(271)

Comprehensive Income	$1,636	$691

See accompanying Notes to Consolidated Financial Statements.

10

Encana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Consolidated Balance Sheet (unaudited)

		As at	As at
		March 31,	December 31,
($ millions)		2010	2009

Assets
Current Assets
Cash and cash equivalents		$1,994	$4,275
Accounts receivable and accrued revenues		1,109	1,180
Risk management	(Note 14)	1,318	328
Income tax receivable		204	—
Inventories		15	12

		4,640	5,795
Property, Plant and Equipment, net	(Note 3)	26,758	26,173
Investments and Other Assets		297	164
Risk Management	(Note 14)	544	32
Goodwill		1,700	1,663

	(Note 3)	$33,939	$33,827

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,100	$2,143
Income tax payable		—	1,776
Risk management	(Note 14)	260	126
Current portion of long-term debt	(Note 9)	200	200

		2,560	4,245
Long-Term Debt	(Note 9)	7,604	7,568
Other Liabilities	(Note 3)	1,327	1,185
Risk Management	(Note 14)	23	42
Asset Retirement Obligation	(Note 10)	807	787
Future Income Taxes		3,831	3,386

		16,152	17,213

Shareholders’ Equity
Share capital	(Note 12)	2,335	2,360
Paid in surplus	(Note 12)	—	6
Retained earnings		14,538	13,493
Accumulated other comprehensive income		914	755

Total Shareholders’ Equity		17,787	16,614

		$33,939	$33,827

See accompanying Notes to Consolidated Financial Statements.

11

Encana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Consolidated Statement of Shareholders’ Equity (unaudited)

		Three Months Ended
		March 31,
($ millions)		2010	2009

Share Capital
Balance, Beginning of Year		$2,360	$4,557
Common Shares Issued under Option Plans	(Note 12)	4	2
Stock-Based Compensation	(Note 12)	2	1
Common Shares Purchased	(Note 12)	(31)	—

Balance, End of Period		$2,335	$4,560

Paid in Surplus
Balance, Beginning of Year		$6	$—
Common Shares Purchased	(Note 12)	(6)	—

Balance, End of Period		$—	$—

Retained Earnings
Balance, Beginning of Year		$13,493	$17,584
Net Earnings		1,477	962
Dividends on Common Shares		(149)	(300)
Charges for Normal Course Issuer Bid	(Note 12)	(283)	—

Balance, End of Period		$14,538	$18,246

Accumulated Other Comprehensive Income
Balance, Beginning of Year		$755	$833
Foreign Currency Translation Adjustment		159	(271)

Balance, End of Period		$914	$562

Total Shareholders’ Equity		$17,787	$23,368

See accompanying Notes to Consolidated Financial Statements.

12

Encana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended
		March 31,
($ millions)		2010	2009

Operating Activities
Net earnings from continuing operations		$1,477	$991
Depreciation, depletion and amortization		800	932
Future income taxes	(Note 8)	426	60
Unrealized (gain) loss on risk management	(Note 14)	(1,363)	(111)
Unrealized foreign exchange (gain) loss		(169)	20
Accretion of asset retirement obligation	(Note 10)	12	17
(Gain) loss on divestitures		(1)	(1)
Other		(9)	37
Cash flow from discontinued operations		—	(1)
Net change in other assets and liabilities		(31)	15
Net change in non-cash working capital from continuing operations		(1,914)	(452)
Net change in non-cash working capital from discontinued operations		—	284

Cash From (Used in) Operating Activities		(772)	1,791

Investing Activities
Capital expenditures	(Note 3)	(1,048)	(1,524)
Proceeds from divestitures	(Note 5)	146	33
Net change in investments and other		(123)	76
Net change in non-cash working capital from continuing operations		(15)	(86)
Discontinued operations		—	(283)

Cash From (Used in) Investing Activities		(1,040)	(1,784)

Financing Activities
Net issuance (repayment) of revolving long-term debt		—	505
Issuance of common shares	(Note 12)	4	2
Purchase of common shares	(Note 12)	(320)	—
Dividends on common shares		(149)	(300)

Cash From (Used in) Financing Activities		(465)	207

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(4)	(4)

Increase (Decrease) in Cash and Cash Equivalents		(2,281)	210
Cash and Cash Equivalents, Beginning of Period		4,275	354

Cash and Cash Equivalents, End of Period		$1,994	$564

Cash (Bank Overdraft), End of Period		(23)	18
Cash Equivalents, End of Period		2,017	546

Cash and Cash Equivalents, End of Period		$1,994	$564

See accompanying Notes to Consolidated Financial Statements.

13

Encana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. Basis of Presentation
The interim Consolidated Financial Statements include the accounts of Encana Corporation and its subsidiaries (“Encana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). Encana’s operations are in the business of the exploration for, the development of, and the production and marketing of natural gas and crude oil and natural gas liquids (“NGLs”).
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2009, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2009.
On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies — Encana Corporation, a natural gas company, and Cenovus Energy Inc. (“Cenovus”), an integrated oil company.
Encana’s 2009 comparative results in the Consolidated Statement of Earnings and Consolidated Statement of Cash Flows include Cenovus’s upstream operations prior to the November 30, 2009 Split Transaction in continuing operations, while the U.S. Downstream Refining results are reported as discontinued operations.
2. Changes in Accounting Policies and Practices
On January 1, 2010, Encana adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections:
•
“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations entered into after January 1, 2010.

•
“Consolidated Financial Statements”, Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Encana’s Consolidated Financial Statements.

•
“Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard has had no material impact on Encana’s Consolidated Financial Statements.

The above CICA Handbook sections are converged with International Financial Reporting Standards (“IFRS”). Encana will be required to report its results in accordance with IFRS beginning in 2011. The Company is currently assessing the impact of the convergence of Canadian GAAP with IFRS on Encana’s financial results of operations, financial position and disclosures.

14

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information
The Company’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.
•	USA includes the Company’s exploration for, and development and production of natural gas, NGLs and other related activities within the United States cost centre.
•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada and USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
In conjunction with the Split Transaction, the assets formerly included in Encana’s Canadian Plains Division and Integrated Oil Division were transferred to Cenovus. As a result, the former Canadian Foothills Division is reported as the Canadian Division and the Canadian Plains Division and Integrated Oil — Canada are now presented as Canada — Other. Prior periods have been restated to reflect the new presentation.
Encana has a decentralized decision-making and reporting structure. Accordingly, the Company reports its divisional results as follows:
•
Canadian Division, formerly the Canadian Foothills Division, which includes natural gas development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including the Horn River shale play; (ii) Cutbank Ridge on the Alberta and British Columbia border, including the Montney formation; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane in southern Alberta.

•
USA Division, which includes the natural gas development and production assets located in the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; and (iv) Fort Worth in Texas. The USA Division is also focused on the development of the emerging Haynesville shale play located in Louisiana and Texas and the recent entrance into the Marcellus shale play located in Pennsylvania.

•	Canada — Other includes the combined results from the former Canadian Plains Division and Integrated Oil — Canada.
Operations that have been discontinued are disclosed in Note 4.

15

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the three months ended March 31)
Segment and Geographic Information

	Canada		USA		Market Optimization
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$720	$1,883	$1,208	$1,174	$228	$492
Expenses
Production and mineral taxes	1	15	68	46	—	—
Transportation and selling	45	170	166	123	—	—
Operating	139	286	109	115	9	8
Purchased product	—	(13)	—	—	211	473

	535	1,425	865	890	8	11
Depreciation, depletion and amortization	287	484	494	416	3	5

Segment Income (Loss)	$248	$941	$371	$474	$5	$6

	Corporate & Other		Consolidated
	2010	2009	2010	2009

Revenues, Net of Royalties	$1,389	$133	$3,545	$3,682
Expenses
Production and mineral taxes	—	—	69	61
Transportation and selling	—	—	211	293
Operating	3	26	260	435
Purchased product	—	—	211	460

	1,386	107	2,794	2,433
Depreciation, depletion and amortization	16	27	800	932

Segment Income (Loss)	$1,370	$80	1,994	1,501

Administrative			82	79
Interest, net			130	58
Accretion of asset retirement obligation			12	17
Foreign exchange (gain) loss, net			(144)	58
(Gain) loss on divestitures			(1)	(1)

			79	211

Net Earnings Before Income Tax			1,915	1,290
Income tax expense			438	299

Net Earnings from Continuing Operations			$1,477	$991

16

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the three months ended March 31)
Product and Divisional Information

	Canada Segment
	Canadian Division		Canada - Other		Total
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$720	$915	$—	$968	$720	$1,883
Expenses
Production and mineral taxes	1	5	—	10	1	15
Transportation and selling	45	37	—	133	45	170
Operating	139	130	—	156	139	286
Purchased product	—	—	—	(13)	—	(13)

Operating Cash Flow	$535	$743	$—	$682	$535	$1,425

	Canadian Division *
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$629	$848	$81	$57	$10	$10	$720	$915
Expenses
Production and mineral taxes	1	4	—	1	—	—	1	5
Transportation and selling	45	34	—	3	—	—	45	37
Operating	130	120	6	6	3	4	139	130

Operating Cash Flow	$453	$690	$75	$47	$7	$6	$535	$743

	USA Division
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$1,112	$1,118	$61	$29	$35	$27	$1,208	$1,174
Expenses
Production and mineral taxes	62	43	6	3	—	—	68	46
Transportation and selling	166	123	—	—	—	—	166	123
Operating	84	82	—	—	25	33	109	115

Operating Cash Flow	$800	$870	$55	$26	$10	$(6)	$865	$890

	Canada - Other **
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$—	$521	$—	$415	$—	$32	$—	$968
Expenses
Production and mineral taxes	—	3	—	7	—	—	—	10
Transportation and selling	—	11	—	117	—	5	—	133
Operating	—	51	—	91	—	14	—	156
Purchased product	—	—	—	—	—	(13)	—	(13)

Operating Cash Flow	$—	$456	$—	$200	$—	$26	$—	$682

*	Formerly known as the Canadian Foothills Division.

**	Includes the operations formerly known as the Canadian Plains Division and Integrated Oil - Canada.

17

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended
	March 31,
	2010	2009

Capital
Canadian Division	$543	$537
Canada — Other	—	318

Canada	543	855
USA	472	574
Market Optimization	—	(3)
Corporate & Other	5	19

	1,020	1,445

Acquisition Capital
Canada	13	73
USA	15	6

	28	79

Total	$1,048	$1,524

Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	March 31,	December 31,	March 31,	December 31,
	2010	2009	2010	2009

Canada	$11,809	$11,162	$13,442	$12,748
USA	13,772	13,929	14,881	14,962
Market Optimization	125	124	166	303
Corporate & Other	1,052	958	5,450	5,814

Total	$26,758	$26,173	$33,939	$33,827

In January 2008, Encana signed the contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. As at March 31, 2010, Canada Property, Plant, and Equipment and Total Assets includes Encana’s accrual to date of $475 million ($427 million at December 31, 2009) related to this offshore facility as an asset under construction.
In February 2007, Encana announced that it had entered into a 25 year lease agreement with a third party developer for The Bow office project. As at March 31, 2010, Corporate and Other Property, Plant and Equipment and Total Assets includes Encana’s accrual to date of $741 million ($649 million at December 31, 2009) related to this office project as an asset under construction.
Corresponding liabilities for these projects are included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.

18

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Discontinued Operations
As a result of the Split Transaction on November 30, 2009, Encana transferred its Downstream Refining operations to Cenovus. These operations have been accounted for as discontinued operations.
Consolidated Statement of Earnings
The following table presents the effect of discontinued operations in the Consolidated Statement of Earnings:

	Three Months Ended
	March 31,
	2010	2009

Revenues, Net of Royalties	$—	$926

Expenses
Operating	—	118
Purchased product	—	749
Depreciation, depletion and amortization	—	51
Administrative	—	6
Interest, net	—	46

	—	970

Net Earnings (Loss) Before Income Tax	—	(44)
Income tax expense (recovery)	—	(15)

Net Earnings (Loss) From Discontinued Operations	$—	$(29)

Net Earnings (Loss) From Discontinued Operations per Common Share
Basic	$—	$(0.04)
Diluted	$—	$(0.04)
5. Divestitures
Divestitures
Total year-to-date proceeds received on the sale of assets were $146 million (2009 — $33 million). The significant items are described below:
Canada and USA
In 2010, the Company completed the divestiture of non-core oil and natural gas assets for proceeds of $9 million (2009 — $33 million) in the Canadian Division and $137 million (2009 — nil) in the USA Division.
6. Interest, Net

	Three Months Ended
	March 31,
	2010	2009

Interest Expense — Long-Term Debt	$120	$118
Interest Expense — Other	12	(7)
Interest Income *	(2)	(53)

	$130	$58

*	In 2009, Interest Income is primarily due to the Partnership Contribution Receivable which was transferred to Cenovus under the Split Transaction on November 30, 2009.

19

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. Foreign Exchange (Gain) Loss, Net

	Three Months Ended
	March 31,
	2010	2009

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(171)	$150
Translation of U.S. dollar partnership contribution receivable issued from Canada *	—	(87)
Other Foreign Exchange (Gain) Loss on:
Monetary revaluations and settlements	27	(5)

	$(144)	$58

*	The Partnership Contribution Receivable was transferred to Cenovus under the Split Transaction on November 30, 2009.
8. Income Taxes
The provision for income taxes is as follows:

	Three Months Ended
	March 31,
	2010	2009

Current
Canada	$10	$172
United States	1	68
Other Countries	1	(1)

Total Current Tax	12	239

Future	426	60

	$438	$299

9. Long-Term Debt

	As at	As at
	March 31,	December 31,
	2010	2009

Canadian Dollar Denominated Debt Unsecured notes	$1,231	$1,194

U.S. Dollar Denominated Debt Unsecured notes	6,600	6,600

Increase in Value of Debt Acquired	52	52
Debt Discounts and Financing Costs	(79)	(78)
Current Portion of Long-Term Debt	(200)	(200)

	$7,604	$7,568

20

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. Asset Retirement Obligation
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets:

	As at	As at
	March 31,	December 31,
	2010	2009

Asset Retirement Obligation, Beginning of Year	$787	$1,230
Liabilities Incurred	8	21
Liabilities Settled	(5)	(52)
Liabilities Divested	(10)	(26)
Liabilities Transferred to Cenovus	—	(692)
Change in Estimated Future Cash Outflows	1	74
Accretion Expense	12	71
Foreign Currency Translation	14	161

Asset Retirement Obligation, End of Period	$807	$787

11. Capital Structure
The Company’s capital structure consists of Shareholders’ Equity plus Debt, defined as Long-term Debt including the current portion. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet its financial obligations; and

ii)	finance internally generated growth, as well as potential acquisitions.
The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”). These metrics are used to steward the Company’s overall debt position as measures of the Company’s overall financial strength.
Encana targets a Debt to Capitalization ratio of less than 40 percent. At March 31, 2010, Encana’s Debt to Capitalization ratio was 30 percent (December 31, 2009 — 32 percent) calculated as follows:

	As at
	March 31,	December 31,
	2010	2009

Debt	$7,804	$7,768
Shareholders’ Equity	17,787	16,614

Capitalization	$25,591	$24,382

Debt to Capitalization Ratio	30%	32%

21

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. Capital Structure (continued)
Encana targets a Debt to Adjusted EBITDA of less than 2.0 times. At March 31, 2010, Debt to Adjusted EBITDA was 1.2x (December 31, 2009 — 1.3x) calculated on a trailing 12-month basis as follows:

	As at
	March 31,	December 31,
	2010	2009

Debt	$7,804	$7,768

Net Earnings from Continuing Operations	$2,316	$1,830
Add (deduct):
Interest, net	477	405
Income tax expense	248	109
Depreciation, depletion and amortization	3,572	3,704
Accretion of asset retirement obligation	66	71
Foreign exchange (gain) loss, net	(224)	(22)
(Gain) loss on divestitures	2	2

Adjusted EBITDA	$6,457	$6,099

Debt to Adjusted EBITDA	1.2x	1.3x

Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented. Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.
12. Share Capital

	March 31, 2010		December 31, 2009
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	751.3	$2,360	750.4	$4,557
Common Shares Issued under Option Plans	0.3	4	0.4	5
Common Shares Issued from PSU Trust	—	—	0.5	19
Stock-Based Compensation	—	2	—	1
Common Shares Purchased	(9.9)	(31)	—	—
Common Shares Cancelled	—	—	(751.3)	(4,582)
New Encana Common Shares Issued	—	—	751.3	2,360
Encana Special Shares Issued	—	—	751.3	2,222
Encana Special Shares Cancelled	—	—	(751.3)	(2,222)

Common Shares Outstanding, End of Period	741.7	$2,335	751.3	$2,360

Normal Course Issuer Bid
Encana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under eight consecutive Normal Course Issuer Bids (“NCIB”). Encana is entitled to purchase, for cancellation, up to 37.5 million Common Shares under the renewed NCIB which commenced on December 14, 2009 and terminates on December 13, 2010. To March 31, 2010, the Company purchased 9.9 million Common Shares for total consideration of approximately $320 million. Of the amount paid, $6 million was charged to Paid in surplus, $31 million was charged to Share capital and $283 million was charged to Retained earnings. During 2009, there were no purchases under the current or prior NCIB.

22

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. Share Capital (continued)
Stock Options
Encana has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were granted. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
As at March 31, 2010, Encana had 20,520 stock options (2009 — 351,740) outstanding and exercisable with a weighted average exercise price of C$7.54 per stock option (2009 — C$11.78). The weighted average remaining contractual life of the stock options is 0.5 years. These stock options do not have Tandem Share Appreciation Rights (“TSARs”) attached.
Encana Share Units Held by Cenovus Employees
As part of the Split Transaction on November 30, 2009, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. The terms and conditions of the new share units are similar to the terms and conditions of the original share units. Additional information is contained in Note 17 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2009.
Refer to Note 13 for information regarding share units held by Encana employees.
With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Note 14). There is no material impact on Encana’s net earnings for these share units held by Cenovus employees. No further Encana share units will be granted to Cenovus employees.
As Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana Common Shares, the following table is provided as at March 31, 2010:

	Number of	Weighted
	Encana	Average
	Share Units	Exercise
Canadian Dollar Denominated (C$)	(millions)	Price

Encana TSARs held by Cenovus Employees
Outstanding, March 31, 2010	7.6	30.16
Exercisable, March 31, 2010	5.3	29.27

Encana Performance TSARs held by Cenovus Employees
Outstanding, March 31, 2010	7.4	31.60
Exercisable, March 31, 2010	3.8	31.72
Per Share Amounts
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended
	March 31,
(millions)	2010	2009

Weighted Average Common Shares Outstanding — Basic	748.7	750.5
Effect of Dilutive Securities	0.1	0.9

Weighted Average Common Shares Outstanding — Diluted	748.8	751.4

23

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans
The following tables outline certain information related to Encana’s compensation plans at March 31, 2010.
As part of the Split Transaction on November 30, 2009, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. The terms and conditions of the new share units are similar to the terms and conditions of the original share units. Share units include TSARs, Performance TSARs, Share Appreciation Rights (“SARs”) and Performance SARs. Additional information is contained in Note 19 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2009.
Refer to Note 12 for information regarding new Encana share units held by Cenovus employees.
A) Tandem Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus TSARs held by Encana employees at March 31, 2010:

	Encana TSARs		Cenovus TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	12,473,214	28.85	12,482,694	26.08
Granted	4,064,545	32.89	—	—
Exercised — SARs	(1,241,454)	21.49	(1,104,386)	18.66
Exercised — Options	(85,884)	20.58	(83,641)	18.64
Forfeited	(81,459)	32.15	(94,455)	28.57

Outstanding, End of Period	15,128,962	30.56	11,200,212	26.84

Exercisable, End of Period	8,372,609	28.84	8,521,540	26.06

For the period ended March 31, 2010, Encana recorded a reduction of compensation costs of $23 million related to the Encana TSARs and a reduction of compensation costs of $13 million related to the Cenovus TSARs (2009 — reduction of compensation costs of $18 million related to the outstanding TSARs prior to the November 30, 2009 Split Transaction).
B) Performance Tandem Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus Performance TSARs held by Encana employees at March 31, 2010:

	Encana Performance		Cenovus Performance
	TSARs		TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	10,461,901	31.42	10,462,643	28.42
Exercised — SARs	(71,530)	29.40	(8,049)	26.52
Exercised — Options	(171)	29.04	(171)	26.27
Forfeited	(867,429)	31.33	(876,905)	28.33

Outstanding, End of Period	9,522,771	31.44	9,577,518	28.43

Exercisable, End of Period	5,228,877	31.39	5,284,426	28.37

For the period ended March 31, 2010, Encana recorded a reduction of compensation costs of $11 million related to the Encana Performance TSARs and a reduction of compensation costs of $7 million related to the Cenovus Performance TSARs (2009 — reduction of compensation costs of $3 million related to the outstanding Performance TSARs prior to the November 30, 2009 Split Transaction).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans (continued)
C) Share Appreciation Rights
Beginning in January 2010, U.S. dollar denominated SARs were granted to eligible employees. The terms and conditions are similar to the Canadian dollar denominated SARs.
The following table summarizes information related to the Encana and Cenovus SARs held by Encana employees at March 31, 2010:

	Encana SARs		Cenovus SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	2,343,485	33.75	2,323,960	30.55
Exercised	(7,399)	28.96	(990)	25.76
Forfeited	(28,570)	32.00	(28,570)	28.95

Outstanding, End of Period	2,307,516	33.79	2,294,400	30.58

Exercisable, End of Period	900,961	34.58	907,895	31.24

	Encana SARs
		Weighted
		Average
		Exercise
U.S. Dollar Denominated (US$)	Outstanding	Price

Outstanding, Beginning of Year	—	—
Granted	3,895,465	30.83

Outstanding, End of Period	3,895,465	30.83

Exercisable, End of Period	—	—

For the period ended March 31, 2010, Encana recorded a reduction of compensation costs of $2 million related to the Encana SARs and a reduction of compensation costs of $2 million related to the Cenovus SARs (2009 — nil related to the outstanding SARs prior to the November 30, 2009 Split Transaction).
D) Performance Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus Performance SARs held by Encana employees at March 31, 2010:

	Encana Performance SARs		Cenovus Performance SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	3,471,998	32.00	3,471,998	28.94
Exercised	(4,846)	29.04	—	—
Forfeited	(268,018)	32.13	(268,290)	29.06

Outstanding, End of Period	3,199,134	31.99	3,203,708	28.93

Exercisable, End of Period	1,141,172	33.30	1,146,858	30.10

For the period ended March 31, 2010, Encana recorded a reduction of compensation costs of $2 million related to the Encana Performance SARs and a reduction of compensation costs of $2 million related to the Cenovus Performance SARs (2009 — nil related to the outstanding Performance SARs prior to the November 30, 2009 Split Transaction).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans (continued)
E) Performance Share Units (“PSUs”)
In February 2010, Performance Share Units (“PSUs”) were granted to eligible employees which entitle the employee to receive, upon vesting, a cash payment equal to the value of one Common Share of Encana for each PSU held, depending upon the terms of the amended PSU plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.
The ultimate value of the PSUs will depend upon Encana’s performance measured over the three year period. Each year, Encana’s performance will be assessed by the Board of Directors (the “Board”) to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be awarded. The respective proportion of the original PSU grant for each year will be valued, based on an average share price, and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.
The following table summarizes information related to the PSUs at March 31, 2010:

Outstanding
Canadian Dollar Denominated	PSUs

Outstanding, Beginning of Year	—
Granted	880,735
Units, in Lieu of Dividends	5,658
Forfeited	(5,750)

Outstanding, End of Period	880,643

Outstanding
U.S. Dollar Denominated	PSUs

Outstanding, Beginning of Year	—
Granted	810,910
Units, in Lieu of Dividends	5,212
Forfeited	(2,220)

Outstanding, End of Period	813,902

For the period ended March 31, 2010, Encana recorded compensation costs of $3 million related to the outstanding PSUs (2009 — nil).
F) Deferred Share Units (“DSUs”)
The following table summarizes information related to the DSUs at March 31, 2010:

Outstanding
Canadian Dollar Denominated	DSUs

Outstanding, Beginning of Year	672,147
Granted	81,056
Converted from HPR awards	21,732
Units, in Lieu of Dividends	5,004

Outstanding, End of Period	779,939

For the period ended March 31, 2010, Encana recorded compensation costs of $1 million related to the outstanding DSUs (2009 — nil).
G) Pensions
Encana’s net benefit plan expense for the three months ended March 31, 2010 was $15 million (2009 - $19 million). Encana’s contribution to the defined benefit pension plans for the three months ended March 31, 2010 was $2 million (2009 — nil).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management
Encana’s financial assets and liabilities include cash and cash equivalents, accounts receivable and accrued revenues, investments and other assets, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with new share units issued as part of the November 30, 2009 Split Transaction as discussed in Notes 12 and 13.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.
The fair value of investments and other assets approximate their carrying amount due to the nature of the instruments held.
Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.
The fair value of financial assets and liabilities were as follows:

	As at March 31, 2010		As at December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-Trading:
Cash and cash equivalents	$1,994	$1,994	$4,275	$4,275
Accounts receivable and accrued revenues (1)	55	55	75	75
Risk management assets (2)	1,862	1,862	360	360
Investments and other assets	135	135	—	—
Loans and Receivables:
Accounts receivable and accrued revenues	1,054	1,054	1,105	1,105
Financial Liabilities
Held-for-Trading:
Accounts payable and accrued liabilities (3), (4)	$103	$103	$155	$155
Risk management liabilities (2)	283	283	168	168
Other Financial Liabilities:
Accounts payable and accrued liabilities	1,997	1,997	1,988	1,988
Long-term debt (2)	7,804	8,530	7,768	8,527

(1)	Represents amounts due from Cenovus for Encana share units held by Cenovus employees (See Note 12).

(2)	Including current portion.

(3)	Includes amounts due to Cenovus employees for Encana share units held (See Note 12).

(4)	Includes amounts due to Cenovus for Cenovus share units held by Encana employees (See Notes 12 and 13).
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at March 31,	As at December 31,
	2010	2009
Risk Management
Current asset	$1,318	$328
Long-term asset	544	32

	1,862	360

Risk Management
Current liability	260	126
Long-term liability	23	42

	283	168

Net Risk Management Asset	$1,579	$192

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities (continued)
Summary of Unrealized Risk Management Positions

	As at March 31, 2010			As at December 31, 2009
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$1,804	$201	$1,603	$298	$88	$210
Crude oil	58	70	(12)	62	72	(10)
Power	—	12	(12)	—	8	(8)

Total Fair Value	$1,862	$283	$1,579	$360	$168	$192

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions
The total net fair value of Encana’s unrealized risk management positions is $1,579 million as at March 31, 2010 ($192 million as at December 31, 2009) and has been calculated using both quoted prices in active markets and observable market-corroborated data.
Net Fair Value of Commodity Price Positions at March 31, 2010

	Notional Volumes	Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,974 MMcf/d	2010	6.01 US$/Mcf	$990
NYMEX Fixed Price	935 MMcf/d	2011	6.52 US$/Mcf	397
NYMEX Fixed Price	1,040 MMcf/d	2012	6.46 US$/Mcf	250

Basis Contracts *
Canada		2010		(4)
United States		2010		5
Canada and United States		2011-2013		(36)

				1,602
Other Financial Positions **				1

Natural Gas Fair Value Position				$1,603

*
Encana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	5,400 bbls/d	2010	76.99 US$/bbl	$(12)

Crude Oil Fair Value Position				$(12)

Fair Value
Power Purchase Contracts
Power Fair Value Position	$(12)

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities (continued)
Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended
	March 31,
	2010	2009

Revenues, Net of Royalties	$188	$1,069
Operating Expenses and Other	(2)	(24)

Gain (Loss) on Risk Management	$186	$1,045

	Unrealized Gain (Loss)
	Three Months Ended
	March 31,
	2010	2009

Revenues, Net of Royalties	$1,367	$133
Operating Expenses and Other	(4)	(22)

Gain (Loss) on Risk Management	$1,363	$111

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31, 2010

	2010		2009
		Total	Total
		Unrealized	Unrealized
	Fair Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$192
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	1,549	$1,549	$1,156
Settlement of Contracts Transferred to Cenovus	24	—	—
Fair Value of Contracts Realized During the Period	(186)	(186)	(1,045)

Fair Value of Contracts, End of Period	$1,579	$1,363	$111

Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at March 31, 2010 as follows:

	10% Price	10% Price
	Increase	Decrease

Natural gas price	$(635)	$635
Crude oil price	(13)	13
Power price	5	(5)

29

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.
Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company’s policy is to not use derivative financial instruments for speculative purposes.
Natural Gas — To partially mitigate the natural gas commodity price risk, the Company has entered into swaps which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.
Crude Oil — The Company has partially mitigated its commodity price risk on crude oil with swaps which fix WTI NYMEX prices.
Power — The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.
Credit Risk
Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. At March 31, 2010, cash equivalents include high-grade, short-term securities, placed primarily with Governments and financial institutions with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at March 31, 2010, approximately 97 percent (93 percent at December 31, 2009) of Encana’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.
At March 31, 2010, Encana had four counterparties (2009 — two counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets is the total carrying value.
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 11, Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times to steward the Company’s overall debt position.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. As at March 31, 2010, Encana had available unused committed bank credit facilities in the amount of $5.0 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, in the amount of $5.5 billion. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

30

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Encana maintains investment grade ratings on its senior unsecured debt. As at March 31, 2010, Standard & Poor’s Ratings Services has assigned a rating of “BBB+” , Moody’s Investors Service has assigned a rating of “Baa2”, and DBRS Limited has assigned a rating of “A (low)”. Each ratings service has assigned a “Stable” outlook. These credit ratings have remained unchanged since December 31, 2009.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than
	1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$2,100	$—	$—	$—	$2,100
Risk Management Liabilities	260	23	—	—	283
Long-Term Debt *	679	1,882	2,285	9,862	14,708

*	Principal and interest, including current portion.
Encana’s total long-term debt obligations were $14.7 billion at March 31, 2010. Further information on Long-Term Debt is contained in Note 9.
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. Encana’s functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.
To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt. At March 31, 2010, Encana had $5,600 million in U.S. dollar debt issued from Canada ($5,600 million at December 31, 2009) subject to foreign exchange exposure.
Encana’s foreign exchange (gain) loss primarily includes foreign exchange gains and losses on U.S. dollar cash and short-term investments held in Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and, in the prior year, foreign exchange gains and losses on the translation of the U.S. dollar partnership contribution receivable issued from Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $41 million change in foreign exchange (gain) loss at March 31, 2010 (2009 — $4 million).
Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. Typically, the Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.
At March 31, 2010, the Company had no floating rate debt. Therefore, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt was nil (2009 — $15 million).

31

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. Contingencies
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
16. Reclassification
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2010.

32

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Supplemental Financial Information
The following Pro Forma Information presents selected historical pro forma financial and operating information related to the ongoing operations of Encana Corporation (“Encana”). The information excludes the results of operations from assets transferred to Cenovus Energy Inc. on November 30, 2009; See Note 3 to the December 31, 2009 Annual Consolidated Financial Statements.
For background on the pro forma information please refer to Note 1 — Basis of Presentation in the Notes to Encana Pro Forma Consolidated Statements of Earnings and Cash from Operating Activities.
Pro Forma Consolidated Statement of Earnings (unaudited)
For the three months ended March 31, 2009

		Deduct	Add/(Deduct)
	Encana	Cenovus	Pro Forma		Encana
($ millions, except per share amounts)	Consolidated	Carve-out	Adjustments	Note 2	Pro Forma

Revenues, Net of Royalties	$3,682	$1,236	$		$2,446

Expenses
Production and mineral taxes	61	10			51
Transportation and selling	293	133			160
Operating	435	175			260
Purchased product	460	163			297
Depreciation, depletion and amortization	932	253	30	(A)	709
Administrative	79	27	12	(B)	63
			(1)	(C)
Interest, net	58	(10)			68
Accretion of asset retirement obligation	17	9			8
Foreign exchange (gain) loss, net	58	(41)			99
(Gain) loss on divestitures	(1)	—			(1)

Net Earnings Before Income Tax	1,290	517	(41)		732
Income tax expense	299	76	32	(D i,ii,iii,iv)	255

Net Earnings from Continuing Operations	991	441	(73)		477
Net Earnings (Loss) from Discontinued Operations	(29)	(29)	—		—

Net Earnings	$962	$412	$(73)		$477

Net Earnings from Continuing Operations per Common Share				(E)
Basic	$1.32				$0.64
Diluted	$1.32				$0.63

Net Earnings per Common Share				(E)
Basic	$1.28				$0.64
Diluted	$1.28				$0.63
Pro Forma Consolidated Statement of Cash from Operating Activities (unaudited)
For the three months ended March 31, 2009

		Deduct	Add/(Deduct)
	Encana	Cenovus	Pro Forma		Encana
($ millions)	Consolidated	Carve-out	Adjustments	Note 2	Pro Forma

Operating Activities
Net earnings from continuing operations	$991	$441	$(73)		$477
Depreciation, depletion and amortization	932	253	30	(A)	709
Future income taxes	60	5	81	(D i,ii,iii,iv)	136
Unrealized (gain) loss on risk management	(111)	(68)			(43)
Unrealized foreign exchange (gain) loss	20	(45)			65
Accretion of asset retirement obligation	17	9			8
(Gain) loss on divestitures	(1)	—			(1)
Other	37	1			36
Cash flow from discontinued operations	(1)	(1)			—
Net change in other assets and liabilities	15	(2)			17
Net change in non-cash working capital from continuing operations	(452)	(492)			40
Net change in non-cash working capital from discontinued operations	284	284			—

Cash From Operating Activities	$1,791	$385	$38		$1,444

33

Encana Corporation	Supplemental Information (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Pro Forma Consolidated Statements of Earnings and
Cash from Operating Activities (unaudited)
1. Basis of Presentation
On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) involving the division of Encana into two independent publicly traded energy companies – Encana and Cenovus Energy Inc. The unaudited Pro Forma Consolidated Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities have been prepared for information purposes and assumes the Split Transaction occurred on January 1, 2008. Pro forma adjustments are detailed in Note 2.
The unaudited Pro Forma Consolidated Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities are expressed in United States dollars and have been prepared for information purposes using information contained in the following:
a)	Encana’s audited Consolidated Financial Statements for the year ended December 31, 2009.

b)
Cenovus Energy unaudited Carve-out Consolidated Financial Statements for the 11 months ended November 30, 2009. The Cenovus unaudited Carve-out Consolidated Financial Statements were derived from the accounting records of Encana on a carve-out basis.

In the opinion of Management of Encana, the unaudited Pro Forma Consolidated Financial Statements include all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.
The unaudited Pro Forma Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities are for illustrative purposes only and may not be indicative of the results that actually would have occurred if the Split Transaction had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out financial statements, various other factors will have an effect on the results of operations.
2. Pro Forma Assumptions and Adjustments
The following adjustments reflect expected changes to Encana’s historical results which would arise from the Split Transaction.
A.	Reflects the expected difference in depreciation, depletion and amortization expense arising from a change in the depletion rate calculated for Encana’s Canadian cost centre.

B.
Increases administrative expense for additional compensation costs arising from the separation of compensation plans and the estimated increase in the number of employees required to operate Encana as a separate entity, after removing those costs associated with Cenovus’s employees.

C.	Reduces administrative expense to remove Encana’s share of the transaction costs incurred related to the Split Transaction.

D.	Pro forma adjustments to income tax expense,
i.	adjustments for the tax effect of items A, B and C above;

ii.	adjustments for the effect of the loss of tax deferrals resulting from the wind up of Encana’s Canadian upstream oil and gas partnership;

iii.	acceleration of the intangible drilling costs deduction in the U.S. as a result of a change in the status of Encana being considered an independent producer; and

iv.	remove tax benefits solely resulting from the Split Transaction.
E.	The Pro Forma Net Earnings per Common Share is calculated using the same weighted average number of pre-Arrangement Encana Corporation Common Shares outstanding as at March 31, 2009.

For the period ended
(millions)	March 31, 2009

Weighted Average Common Shares Outstanding — Basic	750.5
Effects of Stock Options and Other Dilutive Securities	0.9

Weighted Average Common Shares Outstanding — Diluted	751.4

34

Encana Corporation	Supplemental Information (prepared in US$)

First quarter report
for the period ended March 31, 2010
Supplemental Financial Information (unaudited)
Pro Forma Reconciliations

	2009
($ millions, except per share amounts)	Year	Q4	Q3	Q2	Q1
Cash Flow (1)
Encana Corporation, Consolidated	6,779	603	2,079	2,153	1,944
Less: Cenovus Carve-out (2)	2,232	(15)	841	811	595
Add/(Deduct) Pro Forma adjustments	474	312	36	88	38

Encana Pro Forma	5,021	930	1,274	1,430	1,387
Per share amounts
Encana Corporation, Consolidated
- Basic	9.03	0.80	2.77	2.87	2.59
- Diluted	9.02	0.80	2.77	2.87	2.59
Encana Pro Forma
- Basic	6.69	1.24	1.70	1.90	1.85
- Diluted	6.68	1.24	1.70	1.90	1.85

Net Earnings
Encana Corporation, Consolidated	1,862	636	25	239	962
Less: Cenovus Carve-out (2)	609	(15)	63	149	412
Add/(Deduct) Pro Forma adjustments	(504)	(418)	(15)	2	(73)

Encana Pro Forma	749	233	(53)	92	477
Per share amounts
Encana Corporation, Consolidated
- Basic	2.48	0.85	0.03	0.32	1.28
- Diluted	2.48	0.85	0.03	0.32	1.28
Encana Pro Forma
- Basic	1.00	0.31	(0.07)	0.12	0.64
- Diluted	1.00	0.31	(0.07)	0.12	0.63

Operating Earnings (3)
Encana Corporation, Consolidated	3,495	855	775	917	948
Less: Cenovus Carve-out (2)	1,224	64	382	447	331
Add/(Deduct) Pro Forma adjustments	(504)	(418)	(15)	2	(73)

Encana Pro Forma	1,767	373	378	472	544
Per share amounts
Encana Corporation, Consolidated
- Diluted	4.65	1.14	1.03	1.22	1.26
Encana Pro Forma
- Diluted	2.35	0.50	0.50	0.63	0.72

(1)
Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, which are defined on the Consolidated Statement of Cash Flows.

(2)
Cenovus Energy was spun-off on November 30, 2009. As a result, carve-out information for the fourth quarter is for the two months ended November 30, 2009 and the 2009 Year information is for the 11 months ended November 30, 2009.

(3)
Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

35

Encana Corporation	Supplemental Information (prepared in US$)